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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: August 3, 2007 By \S\ Roland M. Larsen President & CEO SEC1815 (05-06)

NOTICE TO SHAREHOLDERS Royal Standard Minerals Inc.

(Continued under the New Brunswick Corporation Act) (An Exploration Stage Company)

(Expressed in United States Dollars) Consolidated Financial Statements (Unaudited)

For the Three Months Ended April 30, 2007

Responsibility for Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the audited January 31, 2007 consolidated financial statements. Only changes in accounting information have been disclosed in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of these unaudited interim consolidated financial statements, management is satisfied that these unaudited interim consolidated financial statements have been fairly presented.

The independent auditor of Royal Standard Minerals Inc. has not performed a review of the unaudited consolidated financial statements for the three months ended April 30, 2007 and April 30, 2006.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Balance Sheets (Unaudited)

April 30, January 31, 2007 2007

Assets

Current assets Cash and cash equivalents Short-term investments Marketable securities Sundry receivables and prepaids

$ 10,835,641 $ 103,389 108,429

89,712 131,999

9,654,288 433,699 86,124 141,827 122,386

Due from related parties (Note 9)

11,269,170 10,438,324

Reclamation bond 181,767 181,767 Mineral properties (Note 3) 9,088,607 7,788,107 Equipment, net (Note 4) 1,911,139 2,056,392

$ 22,450,683 $ 20,464,590

Liabilities

Current liabilities Accounts payable and accrued liabilities $ 273,681 $ 202,157

273,681 202,157 Asset retirement obligation 181,767 181,767

455,448 383,924

Shareholders' Equity Share capital (Note 5) 27,828,669 25,403,464 Shares to be issued (Note 6) 79,838 Warrants (Note 6) 2,937,889 3,546,935 Contributed surplus 6,063,609 6,025,637 Deficit (14,937,075) (14,895,370) Accumulated other comprehensive income 22,305 -

21,995,235 20,080,666

$ 22,450,683 $ 20,464,590

Going Concern (Note 1) Commitments and Contingencies (Note 2) Subsequent Events (Note 11)

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Mineral Properties (Unaudited)

Cumulative from date of Three Months Ended inception of April 30, exploration

2007 2006 phase

Gold Wedge Project Opening balance $ 6,153,207 $ 2,636,862 $

Property acquisition costs	57,496	10,070	563,895
Travel	1,441	-	213,994
Mine development costs	53,838	-	794,971
Drilling	12,235	302,011	290,651
General exploration	-	-	133,353
Professional fees	-	-	72,636
Consulting fees and payroll	344,903	-	2,669,829
Office and general	216,275	50,975	632,243
Analysis and assays	49,104	-	143,826
Supplies, equipment and transportation	435,025	-	1,808,126

Activity during the period 1,170,317 363,056 7,323,524

Closing balance $ 7,323,524 $ 2,999,918 $ 7,323,524

Pinon Project Opening balance	$ 1,148,259 $	762,285	$ -
Property acquisition costs	-	-	425,570
Travel	-	-	11,850
Drilling	-	-	130,600
General exploration	-	-	7,765
Professional fees	-	-	66,273
Office and general	11,838	41,611	55,545
Geologist	-	-	32,653
Consulting fees and payroll	18,933	-	213,835
Reclamation costs	-	-	167,785
Analysis and assays	-	-	66,871
Supplies, equipment and transportation	-	-	283

Activity during the period 30,771 41,611 1,179,030

Closing balance $ 1,179,030 $ 803,896 $ 1,179,030

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Mineral Properties (Unaudited)

Cumulative from date of Three Months Ended inception of April 30, exploration

2007 2006 phase

Railroad Project Opening balance	$215,813	$175,670	$-
Property acquisition costs	-	-	215,813
Activity during the period	-	-	215,813
Closing balance	$215,813	$175,670	$215,813
Fondaway Project Opening balance	$162,778	$127,652	$-
Property acquisition costs	97,935	-	260,362
Analysis and assays	-	-	351
Activity during the period	97,935	-	260,713
Closing balance	$260,713	$127,652	$260,713
Como Project Opening balance	$108,050	$108,050	$-
Property acquisition costs	-	-	35,695
Travel	-	-	2,806
Geologist	-	-	5,098
Consulting fees and payroll	-	-	41,532
Rent	1,477	-	55,052
Analysis and assays	-	-	9,138
Written off	-	-	(39,794)
Activity during the period	1,477	-	109,527
Closing balance	$109,527	$108,050	$109,527

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Mineral Properties (Unaudited)

Cumulative from date of Three Months Ended inception of April 30, exploration

2007 2006 phase

Manhattan Project Opening balance	$-	$-	$-
Property acquisition costs	-	-	27,707
Travel	-	-	28,253
General exploration	-	-	63,219
Consulting fees and payroll	-	-	47,743
Analysis and assays	-	-	25,601
Written off	-	-	(192,523)
Activity during the year	-	-	-
Closing balance	$-	$-	$-
Other Projects Opening balance	$-	$-	$-
Cumulative expenditures from date of
inception	-	-	3,410,396
Expenditures during the period	-	-	161,548
Written off	-	-	(3,571,944)
Activity during the year	-	-	-
Closing balance	$-	$-	$-
TOTAL	$ 9,088,607	$ 4,215,186	$ 9,088,607

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Operations (Unaudited)

Three Months Ended April 30, 2007 2006			Cumulative from date of inception June 26, 1996
Expenses General and administrative (Note 10) Consulting fees and payroll Stock-option compensation General exploration Amortization	$140,942 307,053 -22,279 145,253	$ 80,147 236,862 --100,768	$ 2,640,684 1,820,830 4,768,878 174,330 916,047
	615,527	417,777	10,320,769
Loss before the following	(615,527)	(417,777)	(10,320,769)
Interest income	100,620	9,250	510,654
Repayment of interest	-	-	(67,117)
Write-off of advances to related company	-	-	(75,506)
Write-off of mineral properties	-	-	(3,798,864)
Gain on disposal of marketable securities	-	-	47,988
Write-down of marketable securities	-	-	(407,105)
Loss on sale in mineral property	-	-	(474,187)
Foreign exchange gain (loss)	473,202	(454,942)	388,571

Net loss $ (41,705) $ (863,469) $ (14,196,335)

Basic and diluted loss per share (Note 8) $ (0.00) $ (0.01)

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statement of Other Comprehensive Loss (Unaudited)

Three Months Ended April 30, 2007

Net loss	$(41,705)
Other comprehensive loss Net unrealized losses on available-for-sale marketable securities	(10,291)
Total other comprehensive loss	$(51,996)

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

Three Months Ended April 30, 2007 2006		Cumulative from date of inception June 26, 1996
Share Capital Balance at beginning of period Private placements, net of issue costs Warrants valuation Shares issued for mineral properties Shares issued on stock options exercised Fair value of stock options exercised Shares issued on warrants exercised Fair value of warrants exercised Shares issued for services Cancellation of shares held in escrow Shares issued to brokers as compensation	$25,403,464 ---215,560 -1,659,467 550,178 ---	$ 11,832,670 $ 2,513,184 12,530,379 21,776,134 (6,643,382) (4,649,811) -972,579 -701,458 -197,588 2,400,453 5,795,543 674,096 1,636,147 -184,590 -(1,425,413) -126,670
Balance at end of period	$27,828,669	$ 20,794,216	$ 27,828,669
Shares to be issued Balance at beginning of period Activity during the period	$-79,838	$ 119,325 $ (9,325)	-79,838
Balance at end of period	$79,838	$ 110,000	$ 79,838
Warrants Balance at beginning of period Fair value of warrants issued Fair value of warrants exercised Fair value of warrants expired	$3,546,935 $ 1,440,009 $ -6,643,382 (571,074) (674,096) (37,972) -		-4,649,811 (1,657,043) (54,879)
Balance at end of period	$2,937,889	$ 7,409,295	$ 2,937,889
Contributed Surplus Balance at beginning of period Cancellation of shares held in escrow Fair value of stock options granted Fair value of stock options exercised Expired warrants	$6,025,637 ---37,972	$ 2,364,866 ----	$-1,425,413 4,780,905 (197,588) 54,879
Balance at end of period	$6,063,609	$ 2,364,866	$ 6,063,609

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

Cumulative Three Months Ended from date of April 30, inception 2007 2006 June 26, 1996
Deficit Balance at beginning of period Net loss Balance at end of period	$ (14,895,370) $ (9,463,890) $ (740,740) (41,705) (863,469) (14,196,335) $ (14,937,075) $ (10,327,359) $ (14,937,075)
Accumulated other comprehensive income Balance at beginning of period Transition adjustments [1] Net unrealized losses on available-for-sale marketable securities Balance at end of period Total Shareholders' Equity	$ -$ -$ -32,596 -32,596 (10,291) -(10,291) $ 22,305 $ -$ 22,305 $ 21,995,235 $ 20,351,018 $ 21,995,235

[1] Transition adjustments relate to the adoption of the new financial instruments accounting standards. Refer to Note 2.

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Cash Flows (Unaudited)

Cumulative Three Months Ended from date of April 30, inception 2007 2006 June 26, 1996

Cash and cash equivalents provided by (used in):
Operating activities
Net loss	$(41,705) $	(863,469) $	(14,196,335)
Operating items not involving cash:
Amortization	145,253	100,768	916,047
Stock-option compensation	-	-	4,768,878
Stock options exercised in lieu of bonus	215,560	-	215,560
Write-off of bad debt	-	-	20,950
Write-off of mineral properties	-	-	3,798,864
Loss on sale of mineral properties	-	-	474,187
Gain on disposal of marketable securities	-	-	(47,988)
Write-down of advances to related company	-	-	75,506
Write-down of marketable securities	-	-	407,105
Foreign exchange gain	(99,338)	-	(99,338)
Changes in non-cash working capital:
Sundry receivables and prepaids	52,115	(9,009)	(158,506)
Accounts payable and accrued liabilities	71,524	360,695	273,681
Cash provided by (used in) operating activities	343,409	(411,015)	(3,551,389)
Financing activities Issue of common shares, net of issue costs	1,659,467	14,811,507	31,769,948
Shares to be issued	58,942	110,000	58,942
Repayment from (loans to) related parties	(9,613)	-	(207,505)
Cash provided by financing activities	1,708,796	14,921,507	31,621,385
Investing activities Funds held in trust	-	(106,796)	(20,950)
Sale (purchase) of short-term investments	330,310	(16,688)	(103,389)
Additions to mineral properties	(1,300,500)	(404,667)	(14,026,797)
Purchase of equipment	-	(333,465)	(2,827,187)
Purchase of marketable securities	-	-	(1,057,976)
Proceeds on disposal of marketable securities	-	-	690,859
Proceeds on sale of mineral properties	-	-	11,747
Cash (used in) investing activities	(970,190)	(861,616)	(17,333,693)
Change in cash and cash equivalents	1,082,015	13,648,876	10,736,303
Effect of translation on foreign currency	99,338	-	99,338
Cash and cash equivalents, beginning of period	9,654,288	795,095	-
Cash and cash equivalents, end of period	$10,835,641	$14,443,971	$10,835,641
- 10

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Three Months Ended April 30, 2007

Unaudited

1. The Company and Operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board. The Company is in the exploration stage and has adopted the Accounting Guideline 11 as required by the Canadian Institute of Chartered Accountants ("CICA") Handbook. The date of inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI").

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of the exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

2. Basis of Presentation and Accounting Policies

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its properties and/or the realization of the proceeds from the sale of one or more of its properties. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three month period ended April 30, 2007 may not necessarily be indicative of the results that may be expected for the year ended January 31, 2008.

The consolidated balance sheet at January 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended January 31, 2007, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2007.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Three Months Ended April 30, 2007

Unaudited

2. Basis of Presentation and Accounting Policies (Continued)

Financial instruments, comprehensive income (loss) and hedges

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, and 3865, “Hedges”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective February 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

  All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
  All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
  All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.
(b)
Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(c)
Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Three Months Ended April 30, 2007

Unaudited

2. Basis of Presentation and Accounting Policies (Continued)

Financial instruments, comprehensive income (loss) and hedges (continued)

(d)
Impact upon adoption of Sections 1530, 3855 and 3865

The primary impact on the consolidated financial statements resulting from the adoption of sections 1530 and 3855 is as follows:

(1)
The Company’s marketable securities are classified as “available-for-sale” and are measured at fair value. Changes in fair value are recognized in other comprehensive income until their disposition, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company’s investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2007 and April 30, 2007, the Company did not have any such investments.

As at January 31, 2007, marketable securities are carried at cost.

(2) The Company has recorded the following transition adjustments in its consolidated financial statements as at February 1, 2007 resulting from the adoption of sections 1530 and 3855:

i) an increase of $32,596, representing a fair value adjustment to the value of marketable securities; and

ii) an increase in accumulated other comprehensive income of $32,596, representing the fair value adjustment of marketable securities of $26,709, net of taxes of $5,887 and recovery of capital loss carryforwards of $5,887.

(3) The Company has evaluated the impact of section 3865 on its consolidated financial statements and determined that no adjustments are currently required.

The adoption of these Handbook Sections had no impact on opening deficit.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Three Months Ended April 30, 2007

Unaudited

2. Basis of Presentation and Accounting Policies (Continued)

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. .

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3. Mineral Properties

On a quarterly basis, management of the Company review exploration costs to ensure mineral properties include only costs and projects that are eligible for capitalization.

For a description of the mineral properties, refer to Note 5 of the audited consolidated financial statements as at January 31, 2007.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Three Months Ended April 30, 2007 (Unaudited)

4. Equipment

April 30, January 31, 2007 2007

Cost

Exploration equipment $ 2,808,573 $ 2,808,573 Office equipment 21,253 21,253

2,829,826 2,829,826

Accumulated amortization

Exploration equipment 904,516 759,636 Office equipment 14,171 13,798

918,687 773,434

Net carrying value

Exploration equipment 1,904,057 2,048,937 Office equipment 7,082 7,455

$ 1,911,139 $ 2,056,392

5. Share Capital

Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued

Changes in the Company's share capital were as follows:

Common shares issued Shares Amount

Balance, January 31, 2007 78,275,275 $ 25,403,464 Shares issued on warrants exercised 3,843,050 1,659,467 Fair value of warrants exercised -550,178 Shares issued on stock options exercised 960,000 215,560

Balance, April 30, 2007 83,078,325 $ 27,828,669

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Three Months Ended April 30, 2007 (Unaudited)

6.	Warrants
	The following table reflects the continuity of warrants:
	Number of Warrants		Weighted Average Exercise Price
	Balance, January 31, 2007	11,219,283	$ 1.22
	Exercised	(3,979,550)	0.50
	Expired	(266,237)	0.50
	Balance, April 30, 2007	6,973,496	$ 1.66

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding as at April 30, 2007:

Exercise Price		Number of	Fair
Expiry Date	CDN ($)	Warrants	Value ($)
May 5, 2007	0.50	485,500	90,831
April 26, 2008	1.75	6,487,996	2,847,058
		6,973,496	2,937,889

Shares to be issued

The Company received $58,942 for the exercise of 136,500 warrants at a price of $0.50CDN. These shares were issued subsequent to April 30, 2007. Fair value associated to these warrants was $20,896.

7. Stock Options

The following table reflects the continuity of stock options:

Number of Stock Options		Weighted Average Exercise Price
Balance, January 31, 2007	7,826,500	$ 0.79
Exercised	(960,000)	0.26
Balance, April 30, 2007	6,866,500	$ 0.87

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Three Months Ended April 30, 2007 (Unaudited)

7. Stock Options (Continued)

The following table reflects the stock options outstanding and exercisable as at April 30, 2007:

Exercise Price Options Fair Expiry Date CDN ($) Outstanding Value ($)

May 13, 2007	0.40	555,000	-
December 12, 2008	0.265	220,000	27,734
May 4, 2009	0.36	675,000	127,386
April 13, 2010	0.39	800,000	238,022
May 16, 2010	0.29	1,080,000	232,098
January 20, 2011	0.87	130,000	90,731
May 2, 2011	1.44	3,123,000	3,676,901
October 12, 2011	0.75	283,500	162,005

6,866,500 4,554,877

8. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

Three Months Ended April 30, 2007 2006

Numerator: Loss for the period $ (41,705) $ (863,469)

Denominator:

Weighted average number of common share

outstanding for basic and diluted loss per share 79,653,626 60,035,942

Basic and diluted loss per share $ (0.00) $ (0.01)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share for the three months ended April 30, 2007 and April 30, 2006 as their inclusion would be antidilutive.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Three Months Ended April 30, 2007 (Unaudited)

9. Related Party Transactions

Three Months Ended April 30, 2007 2006
Due from related parties: The President and Director of the Company (i) Sharpe Resources Corporation (ii)	$18,568 113,431	$ 13,890 112,452
	$131,999	$ 126,342
(i)
This advance is unsecured, non-interest bearing and has no set terms of repayment
(ii)
Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees and payroll in the three months ended April 30, 2007 include a bonus of $215,560 (2006-nil) and salary of $67,306 (2006-$26,494) paid to the President of the Company and salary of $16,156 (2006-nil) paid to the Chief Financial Officer of the Company.

Consulting fees and payroll include salary of $23,905 (2006-$13,170) paid to an employee who is also a family member of the President and Director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. General and Administrative

Three Months Ended April 30, 2007 2006
Advertising and promotion Corporate development Insurance Office and general Professional fees Travel	$14,473 34,241 12,585 30,191 49,452 -	$ 27,444 23,523 7,036 17,138 4,049 957
	$140,942	$ 80,147

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Three Months Ended April 30, 2007

Unaudited

11. Contingencies and Commitments

As further explained in Note 14 to the audited consolidated financial statements as of and for the year ended January 31, 2007, the Company is engaged in several matters of litigation, one of which involves a dissident group of shareholders requesting that a special meeting of the shareholders be called to consider the removal and replacement of the existing board of directors of the Company. The Company filed a lawsuit on October 11, 2006, in the United States District Court for the Central District of California alleging violations of the Securities Exchange Act of 1934 and sought an injunction against the group. On June 17, 2007, the Court preliminarily enjoined the dissident group and all persons acting in concert with them from, among other things, voting or causing to be voted all shares that are owned or controlled or directed by any of them or attempting to influence management or any of the Company’s business relationships or becoming involved in a sale or merger of the Company or any of its assets. Trial is currently scheduled to begin on September 14, 2007.

Refer to Notes 14 and 15 of the January 31, 2007 audited consolidated financial statements for other Company commitments and contingencies.

12. Subsequent Events

Subsequent to April 30, 2007, options to acquire 550,000 shares of common stock, expiring May 13, 2007, were exercised at a price of $0.40 per share. Also, options to acquire 500,000 shares of common stock at an exercise price of $1.44 per share and expiring May 2, 2011, were cancelled.